Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 15, 2018

MorphoSys and I-Mab Sign Strategic Partnering Agreement for MorphoSys’s Novel Immuno-Oncology Agent MOR210

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) and I-Mab Biopharma (“I-Mab”), a biotech company focusing exclusively on innovative biologics in immuno-oncology and autoimmune diseases, jointly announced today that they have entered into an exclusive strategic collaboration and regional licensing agreement for MOR210. MOR210 is MorphoSys’s proprietary, preclinical-stage antibody directed against C5aR, which has potential to be developed as an immuno-oncology agent. I-Mab will have exclusive rights to develop and commercialize MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys will retain rights in the rest of the world. The agreement deepens the existing partnership between the two companies, building upon the ongoing collaboration on MorphoSys’s anti-CD38 antibody MOR202.

Under the terms of the agreement, I-Mab will exercise its exclusive license rights for development and commercialization of MOR210 in its territories. With support from MorphoSys, I-Mab will perform and fund all global development activities for MOR210, including clinical trials in China and the U.S., towards clinical proof-of-concept (PoC) in oncology.

MorphoSys will receive an upfront payment of USD 3.5 million from I-Mab and will be eligible for development and commercial milestone payments of up to USD 101.5 million, as well as tiered, mid-single-digit royalties on net sales of MOR210 in I-Mab’s territories. In return for the execution of a successful clinical proof-of-concept study, I-Mab is eligible to receive low-single-digit royalties on net sales generated with MOR210 outside its territories and a tiered percentage of sub-licensing revenue.

“This deal builds on our excellent existing relationship with I-Mab for MOR202. We are delighted to grant rights for MOR210 in the Chinese region to I-Mab and enable them to conduct clinical proof-of-concept studies while we focus on other priorities”, said Dr. Simon Moroney, Chief Executive Officer of MorphoSys. “The deal takes advantage of our very close working relationship to the benefit of both companies”.

“The release of immune checkpoint blockades within the tumor has become a successful strategy to fight cancers. MOR210 is a novel immuno-oncology asset directed against C5aR made by MorphoSys. By adressing this target molecule, we seek to modulate the tumor microenvironment. We look forward to seeing I-Mab drive this interesting program forward into clinical studies, while we retain rights to continue development of MOR210 outside of I-Mab’s territories after clinical proof of concept,” commented Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG.

“This agreement is part of our continued efforts to develop innovative biologics with First-in-Class and Best-in-Class potentials,” said Dr. Jingwu Zang, Chief Executive Officer of I-Mab. “Through partnership with global innovative companies such as MorphoSys, we expand our innovative oncology portfolio to address unmet medical needs in China and jointly develop drug candidates for the world.”

“We look forward to deepening our productive partnership with MorphoSys. We are thrilled to pursue the therapeutic potential of MOR210 with the ultimate goal of translating it into a new treatment option for patients in immuno-oncology,” Zang added.

About MOR210 and C5aR

MOR210 is a preclinical-stage human antibody directed against C5aR derived from MorphoSys’s HuCAL Platinum® technology. C5aR, the receptor of the complement factor C5a, is investigated as a potential new drug target in the field of immuno-oncology and autoimmune diseases. Tumors have been shown to produce high amounts of C5a which, by recruiting and activating myeloid-derived suppressor cells (MDSCs), is assumed to contribute to an immune-suppressive pro-tumorigenic microenvironment. MOR210 is intended to block the interaction between C5a and its receptor, thereby being expected to neutralize the immune suppressive function of the MDSCs and to enable immune cells to attack the tumor.

About I-Mab Biopharma

I-Mab is a dynamic and fast-growing global player exclusively focused on developing first-in-class and best-in-class biologics in the areas of immuno-oncology and autoimmune diseases through internal R&D capabilities and global partnerships. I-Mab’s pipeline is driven by the company’s development strategy to address unmet needs in China and to bring innovative assets to the world. The company is prepared to submit additional INDs in order to initiate clinical trials in China and the U.S., including multiple Phase 2 and Phase 3 studies. I-Mab is on a fast track toward becoming an end-to-end fully integrated biopharma company. The company has been well-recognized by capital markets by successfully raising approximately USD 370 million within 12 months, with the recent USD 220 million Series C financing representing one of the largest amounts ever raised by an innovative biotech company in China. www.i-mabbiopharma.com.

About MorphoSys:

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned New Jersey-based U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the partnering expectations in connection with MOR210 and expectations regarding the further development of MOR210 as a potential immuno-oncological treatment option for cancer in China, Hong Kong, Macao, Taiwan and South Korea, the U.S. and other territories, including the intended targeting of C5aR, the potential biologic functioning of C5aR as a possible target for cancer therapy, potential future payments to be made to MorphoSys and/or I-Mab under the licensing agreement for MOR210 as well as expectations regarding the potential future clinical development of MOR210 toward clinical proof-of-concept and the potential further development and/or commercialization by MorphoSys and/or I-Mab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding the partnering expectations in connection with MOR210 and expectations regarding the further development of MOR210 as a potential immuno-oncological treatment option for cancer in China, Hong Kong, Macao, Taiwan and South Korea, the U.S. and other territories, including the intended targeting of C5aR, the potential biologic functioning of C5aR as a possible target for cancer therapy, potential future payments to be made to MorphoSys and/or I-Mab under the licensing agreement for MOR210 as well as expectations regarding the potential future clinical development of MOR210 toward clinical proof-of-concept and the potential further development and/or commercialization by MorphoSys and/or I-Mab, may be false, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com

I-Mab Biopharma

Jielun Zhu, CFO

jielun.zhu@i-mabbiopharma.com

Raven Lin, Vice President of Corporate Development

raven.lin@i-mabbiopharma.com